

PROSPECTUS SUPPLEMENT NO. 6
(To Prospectus Dated August 29, 2002)

2½% Convertible Senior Notes Due 2007
and
Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated August 29, 2002, as supplemented to date (the "prospectus"), relating to $300,000,000 aggregate principal amount of our 2½% Convertible Senior Notes Due 2007 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information under the caption "Selling Security Holders" in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding (1)
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master Limited.........	$750,000	*	45,427	*

* Less than 1%

(1) Calculated using 150,428,242 shares of common stock outstanding as of August 8, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the notes currently outstanding. On August 30, 2002 and September 3, 2002, Pride acquired, and subsequently cancelled and retired, $15.9 million aggregate principal amount of the notes through open market purchases.

Investing in the notes and the common stock issuable upon their conversion involves certain risks. See "Risk Factors" beginning on page 6 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 21, 2002.